UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Elixir Gaming Technologies, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

28661G105

(CUSIP Number)

With respect to each of the filers hereof:

Samuel Tsang

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

Tel: 852-3151-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 28661G105

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only).

Melco International Development Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

AF
5	Citizenship or Place of Organization

Hong Kong
6	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power
63,000,000 shares of Common Stock (see Items 3 and 5)
9 Sole Dispositive Power

10 Shared Dispositive Power
63,000,000 shares of Common Stock (see Items 3 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

63,000,000 shares of Common Stock (see Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

63.3% (based on the 77,552,301 shares of the Issuer reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed on September 14, 2007, plus 22,000,000 shares of Common Stock issuable pursuant to warrants to purchase shares of Common Stock that are currently exercisable.)

14	Type of Reporting Person

HC and CO

CUSIP No: 28661G105

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only).

Elixir Group Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC and OO
5	Citizenship or Place of Organization

Hong Kong
6	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

8 Shared Voting Power

63,000,000 shares of Common Stock (see Items 3 and 5)
9 Sole Dispositive Power

10 Shared Dispositive Power

63,000,000 shares of Common Stock (see Items 3 and 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

63,000,000 shares of Common Stock (see Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

63.3% (based on the 77,552,301 shares of the Issuer reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed on September 14, 2007, plus 22,000,000 shares of Common Stock issuable pursuant to warrants to purchase shares of Common Stock that are currently exercisable.)

14	Type of Reporting Person

CO

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Elixir Gaming Technologies, Inc., a Nevada corporation (the “Issuer”). The Issuer was formerly named VendingData Corporation. The principal executive offices of the Issuer are located at 1120 Town Center Drive, Suite 260 Las Vegas, Nevada 89144.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Melco International Development Limited (“Melco International”), a Hong Kong corporation listed on the main board of Hong Kong Stock Exchange, and Elixir Group Limited (“Elixir”), a Hong Kong corporation indirectly wholly owned by Melco International (each a “Reporting Person”, and collectively, “Reporting Persons”).

Melco International Development Limited

The principal business of Melco International is that of an investment holding with diversified interests and activities in the following core businesses: leisure, gaming and entertainment; technology services; investment banking and financial services; and property and other investments. The principal business address of Melco International is Penthouse, 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Melco International indirectly owns 100% of the issued shares of Elixir. Melco International’s beneficial ownership reported herein is through its interest in Elixir.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Melco International and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

During the past five years, neither Melco International nor, to the best knowledge of Melco International, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Elixir

The principal business of Elixir is providing gaming technology solutions in Asia, and it is principally engaged in the distribution of electronic gaming machines and other gaming products to casino operations such as installation of casino surveillance systems and LED displays. The principal business address of Elixir is Penthouse, 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Elixir and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

During the past five years, neither Elixir nor, to the best knowledge of Elixir, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The current beneficial ownership of Elixir in the Issuer was acquired in a series of transactions.

Securities Purchase Agreement

In January 2007, pursuant to a Securities Purchase Agreement between Elixir and the Issuer dated October 11, 2006 (the “Securities Purchase Agreement”), the Issuer issued to Elixir 1,000,000 shares of Common Stock and warrants to purchase an additional 16,000,000 shares of Common Stock at exercise prices ranging from $2.65 per share to $5.50 per share (the “2006 Warrants”). Elixir paid a total consideration of $2.65 million in cash for the shares of Common Stock and the 2006 Warrants. Elixir’s beneficial ownership in the Issuer after these transactions did not exceed 5%.

The 2006 Warrants will be exercisable by Elixir at any time during the period from December 31, 2007 to December 31, 2010 (both days inclusive) for the following numbers of shares and at the following exercise prices (subject to adjustment pursuant to the Participation Agreement described below):

(i)	6,000,000 shares, at an exercise price of $2.65;

(ii)	4,000,000 shares, at an exercise price of $3.00;

(iii)	2,000,000 shares, at an exercise price of $3.50;

(iv)	1,000,000 shares, at an exercise price of $4.00;

(v)	1,000,000 shares, at an exercise price of $4.50;

(vi)	1,000,000 shares, at an exercise price of $5.00; and

(vii)	1,000,000 shares, at an exercise price of $5.50.

Participation Agreement

On June 12, 2007, Elixir and the Issuer entered into a Securities Purchase and Product Participation Agreement (the “Participation Agreement”). Under the Participation Agreement, Elixir earns the right to receive shares of Common Stock, warrants to purchase Common Stock (“2007 Warrants”) and reductions in the exercise price of 2006 Warrants (other than the 6,000,000 2006 Warrants with an exercise price of $2.65 per share) based on the achievement of performance milestones. The performance milestones are based on (a) the cumulative number of electronic gaming machines that are contracted to be placed pursuant to lease agreements entered into between the Issuer and gaming operators sourced and identified by Elixir (the “gaming machines under contract”) and (b) the cumulative number of electronic gaming machines placed by the Issuer and in operation in the gaming premises of gaming operators pursuant to the lease agreements (the “gaming machines in operation”).

Under the Participation Agreement, Elixir is entitled to earn the following based on the achievement of performance milestones:

•	a total of up to 55,000,000 shares of Common Stock;

•	2007 Warrants to purchase up to an additional 88,000,000 shares of Common Stock at an exercise price of $2.65 per share; and

•	reductions in the exercise prices of the 2006 Warrants (other than the 2006 Warrants having an exercise price of $2.65 per share) of up to $3.00 per share.

The following table sets forth the shares of Common Stock, 2007 Warrants and reductions in the exercise price of 2006 Warrants that Elixir can earn under the Participation Agreement based on achievement of the indicated performance milestones:

	Cumulative Gaming Machines Under Contract	Cumulative Gaming Machines in Operation	Shares of Common Stock Issuable	Exercisability of 2007 Warrants		Reduction in exercise price of 2006 Warrants(5)
	1,000	1,000	25,000,000	0		$1.00
	2,000	1,000	15,000,000	22,000,000	(1)	$1.00
	3,000	2,000	10,000,000	22,000,000	(2)	$1.00
	4,000	3,000	5,000,000	22,000,000	(3)	$0
	5,000	4,000	0	22,000,000	(4)	$0

Total	5,000	4,000	55,000,000	88,000,000		$3.00

(1)	Provided that the numbers of cumulative gaming machines under contract and in operation are reached on or before December 31, 2009.

(2)	Provided that the numbers of cumulative gaming machines under contract and in operation are reached on or before December 31, 2010.
(3)	Provided that the numbers of cumulative gaming machines under contract and in operation are reached on or before December 31, 2011.
(4)	Provided that the numbers of cumulative gaming machines under contract and in operation are reached on or before December 31, 2012.
(5)	Excludes 6,000,000 2006 Warrants with an exercise price of $2.65.

The 2007 Warrants will become exercisable upon Elixir’s achievement of relevant performance milestones as described above through December 31, 2012. The exercise prices of the 2006 Warrants and 2007 Warrants and the number of shares issuable pursuant to the 2006 Warrants and 2007 Warrants are subject to adjustment for stock splits, dividends, rights offerings and other dilutive events. In addition, the number of shares of Common Stock for which the 2006 Warrants and 2007 Warrants may be exercised is subject to adjustment if the Issuer issues shares of its Common Stock, or securities convertible into or exchangeable for shares of its Common Stock, at a price less than the volume-weighted average price (“VWAP”) on the record date. Such an adjustment will be made every time the Issuer issues Common Stock at a price below the VWAP. However, no adjustment will be made for shares issued in connection with the exercise of outstanding stock options and warrants.

Pursuant to the Participation Agreement, the Issuer’s board of directors (the “Board”) has created a committee of the Board, known as the conflicts committee, made up of at least three members of the Board. Elixir may appoint at least one representative to the conflicts committee if that person satisfies the independence criteria set forth in the Participation Agreement and is not then, and during two years prior to their appointment or election have not been, an officer, director, employee of or consultant or advisor to Elixir and or any affiliate of Elixir. Pursuant to its charter, the conflicts committee has the power to veto any agreement or transaction between the Issuer and Elixir or any of its affiliates involving an aggregate amount in excess of $200,000.

Pursuant to the Participation Agreement, as of the initial closing on September 10, 2007, Elixir has appointed to the Board three directors, Gordon Yuen, Joe Pisano and Lorna Patajo-Kapunan. After the initial closing, Elixir is entitled to appoint additional directors to the Board according to Elixir’s pro rata ownership of voting securities in the Issuer, provided, however, that the number of directors nominated by Elixir (“Elixir Nominees”) is not less than three. In the event of the resignation, termination or death of any Elixir Nominee, Elixir will be entitled to name a replacement for such Elixir Nominee by written notice to the Issuer. At least one Elixir Nominee is entitled to serve on each committee of the Board, provided, in the case of the audit committee and the conflicts committee, such Elixir Nominee satisfies the applicable independence requirements. Ms. Kapunan currently serves on the compensation and nominating committees of the Board, and will serve as chairperson of the Board’s nominating committee.

The initial closing under the Participation Agreement was subject to the placement of at least 1,000 gaming machines under contract. By the initial closing on September 10, 2007, Elixir had placed over 1,000 gaming machines under contract. At the initial closing, Elixir was issued 25,000,000 shares of Common Stock and the 2007 Warrants to purchase 88,000,000 shares of Common Stock, of which 2007 Warrants to purchase 22,000,000 shares are exercisable. At the initial closing, the Issuer reduced the exercise prices of the 2006 Warrants (other than the 2006 Warrants with an exercise price of $2.65 per share) by $1.00.

On September 13, 2007, Elixir was issued an additional 15,000,000 shares of Common Stock and the exercise prices of the 2006 Warrants (other than the 2006 Warrants with an exercise price of $2.65 per share) were reduced by an additional $1.00 per share. After giving effect to the issuance of the 15,000,000 shares of Common Stock on September 13, 2007 and the 22,000,000 shares issuable upon exercise of 2007 Warrants that are currently exercisable, Elixir’s beneficial ownership in the Issuer reached approximately 63.3%.

Item 4. Purpose of Transaction

Elixir acquired the current beneficial ownership in the shares of Common Stock to acquire majority control of the Issuer and strengthen business ties with the Issuer. Other than as disclosed herein, Elixir and Melco International currently have no plans or proposals that relate to or would result in:

(a)	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

Item 5. Interest in Securities of the Issuer

(a) and (b) Elixir is the beneficial owner of 63,000,000 shares of Common Stock, representing 63.3% of the outstanding Common Stock and has shared power over the voting and disposition of such shares. Melco International, through its indirect ownership of Elixir, is the beneficial owner of such shares of Common Stock, and has shared power over the voting and disposition of such shares.

The 63,000,000 shares of Common Stock comprises 41,000,000 shares of Common Stock acquired pursuant to the Securities Purchase Agreement and the Participation Agreement and 22,000,000 shares of Common Stock issuable under 2007 Warrants that are currently exercisable. (See Item 3.)

The 63,000,000 shares of Common stock does not include the following shares:

•	16,000,000 shares of Common Stock issuable under the 2006 Warrants, which are not exercisable until December 31, 2007, more than 60 days after the date of this filing;

•	66,000,000 shares of Common Stock issuable under 2007 Warrants that have not yet become exercisable; and

•	15,000,000 shares of Common Stock issuable to Elixir pursuant to the Participation Agreement upon the achievement by Elixir of certain performance benchmarks as described in Item 3.

The 63,000,000 shares of Common Stock also does not include 5,000,000 shares issuable under options granted by the Issuer to directors and employees of Melco International and Elixir, including options to purchase 1,200,000 shares granted to Gordon Yuen, Chief Executive Officer of Elixir and options to purchase 540,000 shares granted to Joe Pisano, General Manager of Elixir, both of whom have been appointed to the Board of the Issuer pursuant to the Participation Agreement, and options to purchase 200,000 shares of Common Stock granted to David Reberger, a consultant to Elixir, who has been appointed Chief Financial Officer of the Issuer. Melco International and Elixir disclaim beneficial ownership of the 5,000,000 shares issuable under these options.

Except as set forth herein, neither Melco International nor Elixir nor, to the best knowledge of Melco International and Elixir, any executive officer or director of Melco International or Elixir (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth herein, neither Melco International nor Elixir nor, to the best knowledge of Melco International or Elixir, any executive officer or director of Melco International or Elixir has effected any transaction in shares of the Common Stock, or securities convertible into shares of Common Stock, during the past 60 days.

(d) To the best knowledge of Melco International and Elixir, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Melco International and Elixir.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Participation Agreement, at the initial closing on September 10, 2007, the terms of the 2006 Warrants were amended so that they are freely transferable, subject to applicable law.

In connection with the closing of the transactions under the Participation Agreement, a registration rights agreement was entered into between Elixir and the Issuer. The registration rights agreement requires the Issuer to file a selling shareholder registration statement with the SEC within 30 days following the initial closing of the transactions under the Participation Agreement for purposes of registering the resale of the shares of the Common Stock issued to Elixir pursuant to the transaction, including all shares that are issued, or may be issued, upon exercise of the 2006 Warrants and 2007 Warrants. Pursuant to the registration rights agreement, the holders of the securities are entitled to certain demand and piggyback registration rights.

Item 7. Material to Be Filed as Exhibits

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007	Melco International Development Limited

	By:	/s/ Tsui Che Yin, Frank
	Name:	Tsui Che Yin, Frank
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007	Elixir Group Limited

	By:	/s/ Gordon Yuen
	Name:	Gordon Yuen
	Title:	Director and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.
1.	Joint filing agreement between Melco International Development Limited and Elixir Group Limited, dated as of September 20, 2007

2.	Securities Purchase Agreement between the Issuer and Elixir Group Limited, dated as of October 11, 2006

3.	Securities Purchase and Product Participation Agreement between the Issuer and Elixir Group Limited, dated as of September 10, 2007 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2007).

4.	Registration Rights Agreement between the Issuer and Elixir Group Limited, dated as of September 10, 2007 (Incorporated by reference to Exhibit B to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2007).

SCHEDULE I

Executive Officers and Directors of

Melco International Development Limited

as of September 11, 2007

Name	Business Address	Citizenship	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Canadian

Chairman and Chief Executive Officer of Melco International Development Limited

President/Vice Chairman of Value Convergence Holdings Limited, a company engaged in securities, futures and option contracts brokerage and the provision of other related financial services. Its business address is 28/F., Floor, The Centrium,

60 Wyndham Street, Hong Kong

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	British	Executive Director of Melco International Development Limited

Chung Yuk Man, Clarence	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chinese	Executive Director and Chief Operating Officer of Melco International Development Limited

Ng Ching Wo	908, Hutchison House, Central, Hong Kong	Canadian

Non-executive Director of Melco International Development Limited

Senior partner of Arculli Fong & Ng, Lawyers, a law firm based in Hong Kong which provides legal services. Its business address is 908, Hutchison House, 10 Harcourt Road, Central, Hong Kong

Roger Lobo	Room 1802, 18/F. World Wide House 19 Des Voeux Road Central, Hong Kong	British	Independent Non-executive Director of Melco International Development Limited

Lo Ka Shui	33rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong	Chinese

Independent Non-executive Director of Melco International Development Limited

Chairman and managing director of Great Eagle Holdings Limited, a company engaged in development of and investment in property and hotels. Its business address is 33rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

Sham Sui Leung, Daniel	34/F., The Lee Gardens 33 Hysan Avenue, Hong Kong	British	Independent Non-executive Director of Melco International Development Limited

John Wang Peter Ben	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	British	Chief Financial Officer of Melco International Development Limited

SCHEDULE II

Executive Officers and Directors of

Elixir Group Limited

as of September 11, 2007

Name	Business Address	Citizenship	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Canadian

Director of Elixir Group Limited

Chairman and Chief Executive Officer of Melco International Development Limited

President/Vice Chairman of Value Convergence Holdings Limited, a company engaged in securities, futures and option contracts brokerage mainly on the Stock Exchange of Hong Kong and the provision of other related financial services. Its business address is 28/F., Floor, The Centrium, 60 Wyndham Street,

Hong Kong

Yuen Tien Yau, Gordon	Avenida Xian Xing Hai, Zhu Kuan Building 19/F A-C & K-N, Macau	British	Director and Chief Executive Officer of Elixir Group Limited Executive Chairman and Chief Executive Officer of Elixir Gaming Technologies, Inc.

Joe Pisano	Avenida Xian Xing Hai, Zhu Kuan Building 19/F A-C & K-N, Macau	Australian	General Manager of gaming operations of Elixir Group Limited Executive Director and Senior Vice President of Elixir Gaming Technologies, Inc.